November 24, 2021

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Aamira Chaudhry

Doug Jones

Re:	Farfetch Ltd

Form 20-F for the Fiscal Year Ended December 31, 2020

Filed March 4, 2021

File No. 001-38655

Ladies and Gentlemen:

We have set forth below our response to the comments of the Securities and Exchange Commission staff (the “Staff”) in the letter from the Staff dated September 30, 2021, concerning the Form 20-F filed March 4, 2021 (File No. 001-38655) by Farfetch Limited (the “Company”).

For ease of reference in this letter, your comments appear in bold directly above the Company’s responses.

Form 20-F for the Fiscal Year Ended December 31, 2020

Item 3. Key Information

A. Selected Financial Data

Non-IFRS and Other Financial and Operating Metrics, page 11

1.

In the definition of “active consumers,” please clarify what is meant by the disclosure “Due to technical limitations, Active Consumers is unable to fully de-dupe Stadium Goods consumers from consumers on our other sites” and how this impacts the number of active consumers you report.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that Stadium Goods consumers purchase Stadium Goods merchandise via multiple channels, including its website, app, and via other third party websites.

In order to minimize the duplication of the Stadium Goods consumers who may also have transacted on other Farfetch owned and operated websites, which would artificially inflate the number of Active Consumers in a given period, the Company’s data team compares email addresses of consumers from a Stadium Goods data file with those from our owned and operated sites and apps, and removes from the consumer count any duplicative email addresses. This practice is referred to as “de-duping.”

Farfetch Limited

4th floor The Bower, 211 Old Street, London EC1V 9NR

Tel: +44 (0) 20 7549 5900

However, where transactions occur via third party websites, Stadium Goods does not receive email data for consumers purchasing Stadium Goods products on such sites and as a result, there is a possibility that some of these consumers have also transacted either directly on the Stadium Goods site or another Farfetch site.

During 2020, there were 48,097 consumers from Stadium Goods who we were unable to review for duplication; as a result, up to 1.6% of Active Consumers during the period could be duplicated. We intend to clarify the definition of Active Consumers in our Annual Report on Form 20-F for the year ending December 31, 2021.

Item 4. Information on the Company

B. Business Overview

Marketing

Retention and Loyalty, page 73

2.

You disclose that in 2020 you continued to build membership in your ACCESS loyalty program which provides consumers with benefits and rewards based on their annual spend on the Farfetch Marketplace. You further disclose that as of December 31, 2020, there were approximately 2.8 million ACCESS members across five tiers ranging from Bronze to Private Client. Please tell us and disclose as appropriate the nature of the benefits and rewards given to consumers and how you account for the loyalty program.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that ACCESS members have a number of benefits and rewards available to them and that these are accounted for in accordance with the type of benefit or reward. The benefits and rewards available to ACCESS members (see https://www.farfetch.com/uk/farfetch-access-programme) are summarized here:

The principal transaction facilitated by the Farfetch Marketplace is between the consumer and our boutique or brand partners; with the Company receiving a commission on that transaction. The ACCESS loyalty program is not “points” based, but rather is designed to separate users of the Marketplace into classes of consumer, reflecting the level of spend of those consumers on the Marketplace. All consumers within a particular tier (i.e. loyalty level) receive the same discounts and benefits based on this level of activity, and these are not related to any specific individual transaction with a boutique or brand. No material right to discounts or benefits is provided to an individual consumer that is incremental to those which other consumers with that same level of Marketplace activity would be entitled, and as such, the consumer is not paying in advance for future goods or services as set out in paragraph B40 of IFRS 15 – Revenue from Contracts with Customers.

Welcome Reward, Birthday Reward, Exclusive Discounts and Free Shipping are all given as a discount on future purchases via promotional codes and are accounted for as a promotional incentive as and when utilized, the cost of which is netted against revenue. These discount codes must be used within thirty days or expire unused.

Early Sale Access, Exclusive Designers and Extended Returns relate to accessing product prior to other consumers or returning product after a longer time period and provide enhanced experiences for the customer without any direct monetary value or cost; as such, no specific accounting is required for such privileges.

The costs of the remaining enhanced service benefits (Priority Customer Care, Fashion Concierge and Personal Styling) are included in General and Administrative Expenses, as incurred, as the value of these services is the time our staff expends attending to consumers and is not directly attributable to an individual transaction.

We intend to disclose the benefits and rewards given to consumers and how we account for the loyalty program in our financial statements included in our Annual Report on Form 20-F for the year ending December 31, 2021, to the extent that such information is reasonably likely to be material.

Note 5. Business combinations, page F-26

3.

You disclose the primary reason for the acquisition of Toplife was for the Group to leverage the JD App Level 1 Access Button and you recorded goodwill of approximately $41 million in the acquisition. You further disclose that in November 2020 you fully impaired the Level 1 access button due to the closure of your direct consumer-facing channels on JD.com. Please tell us whether you impaired any of the related goodwill, and if not, the reason for not doing so.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that we did not impair the goodwill related to the acquisition of Toplife.

On May 28, 2019, Farfetch (Shanghai) E-commerce Co., Ltd, a wholly owned subsidiary of Farfetch Limited, acquired 100% of the business of Toplife, a luxury e-commerce platform, from JD Group. The transaction was treated as a business combination. The acquisition allowed Farfetch to leverage the JD App Level 1 Access Button and transition consumers using the Toplife JD Store into direct consumers on the Farfetch platform.

We initially recognized the Level 1 Access Button as an intangible asset and, in November 2020, fully impaired this asset due to the closure of our direct consumer-facing channels on JD.com. The goodwill recognized at acquisition was largely derived from the exposure of JD.com customers to the Farfetch platform and, accordingly, was recorded as part of our Marketplace cash-generating unit. Following the closure on JD.com, these consumers were able to continue their relationship with Farfetch directly through the platform. The total goodwill associated with our Marketplace cash-generating unit was assessed for impairment in the fourth quarter of 2020, with no impairment identified.

Note 26. Related party disclosures, page F-52

4.	You disclose your subsidiary New Guards owns a stake of 53% of Alanui S.r.L. but New Guards does not control Alanui. Please tell us why you do not control Alanui.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that during the Farfetch acquisition of New Guards Group (“New Guards”) in August 2019, New Guards acquired an incremental 4% shareholding in Alanui, bringing its shareholding from 49% to 53%. As part of that transaction, by virtue of the shareholders’ agreement (the “Shareholders Agreement”) dated August 6, 2019, New Guards agreed to certain substantive veto rights for the founding partners (the “Founding Partners”) and as a result of those veto rights it was determined, post transaction, that Farfetch did not control Alanui, as defined by IFRS 10 – Consolidated Financial Statements. We note that the carrying value of the investment in Alanui at December 31, 2020 was $2.1 million and considered immaterial in the context of the financial statements.

We further advise that, on March 16, 2021, New Guards entered a new shareholders’ agreement which included the waiver by the Founding Partners of several of the veto rights that had previously prevented New Guards from being able to use its majority voting rights to effect control of the business. Following the entry into this new shareholders’ agreement and the elimination of these veto rights, New Guards, whose voting ownership remains at 53%, is now deemed to control Alanui in accordance with IFRS 10. This change in control will be reflected in our financial statements included in our Annual Report on Form 20-F for the year ending December 31, 2021.

Very truly yours,

/s/ Elliot Jordan
Elliot Jordan
Chief Financial Officer

cc:	(via email)

James Maynard, Farfetch Limited

Ian D. Schuman, Esq., Latham & Watkins LLP

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